17009132

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -44903

SEC Mail Processing Section
MAR 01 2017
Washington DC
415

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 AND ENDING 12/31/2016

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

TFS Derivatives LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

255 Greenwich Street, 4th Floor
(No. and Street)

NEW YORK,	**NEW YORK**	**10007**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JUDITH A. RICCIARDI **(212) 791-6650**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name - if individual, state last, first, middle name)

5 Times Square	**New York**	**New York**	**10036-6523**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Judith A. Ricciardi** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **TFS Derivatives LLC**, as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal
Title

Notary Public

LYUDMILA FAYMAN
Notary Public, State of New York
No. 01FA6030084
Qualified in Nassau County
Certificate Filed in New York County
Commission Expires Sept. 7 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2016

Contents

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel. +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
TFS Derivatives, LLC

We have audited the accompanying statement of financial condition of TFS Derivatives, LLC (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of TFS Derivatives, LLC at December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2017

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2016

Assets		
Cash	$	5,573,122
Due from Parent		375,570
Due from affiliates		63,560
Total assets	$	6,012,252
Liabilities and stockholder's equity		
Liabilities:		
Due to affiliates		287,705
Other liabilities		213,578
Total liabilities		501,283
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Additional paid-in capital		2,244,999
Retained earnings		3,265,969
Total stockholder's equity		5,510,969
Total liabilities and stockholder's equity	$	6,012,252

The accompanying notes are an integral part of the statement of financial condition.

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2016

1. Organization and Description of Business

TFS Derivatives LLC (the "Company or TFSD"), formerly TFS Derivatives Corp., is a Delaware limited liability corporation and a wholly-owned subsidiary of Tradition America Holdings, Inc. (the "Parent or TAH"), which, in turn, is a wholly-owned subsidiary of Tradition Service Holding S.A. ("TSH"), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition ("CFT"), a company also organized in Switzerland.

In 2016, a series of steps occurred to restructure the legal entity ownership structure of the Americas Region to achieve operational and tax efficiencies. In connection therewith, on February 15, 2016, Tradition Financial Services, Inc. (the former parent of TFS Derivatives Corp.) merged with Tradition America LLC (formerly Tradition (North America), Inc.). Subsequently, Tradition America LLC assigned all ownership interest to the newly established regional holding company, TAH, effectively making TAH the new parent of TFSD. On March 31, 2016, TFSD was converted from a corporation to an LLC under Delaware law. Subsequently, on April 1, 2016, all memberships, agreements, accounts and registered representatives of the Company were transferred to an affiliate, Tradition Securities and Derivatives, Inc. Following the assignment, the Company has substantially reduced debt and continues to maintain adequate cash and equity to satisfy any remaining obligations.

The Company is a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options and is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as an introducing broker with the Commodity Futures Trading Commission ("CFTC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA"). Cash equity trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the "Clearing Broker"). The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying statement of financial condition. All other trades are conducted, as agent, on a give-up basis.

2. Significant Accounting Policies

Basis of Accounting

The accompanying statement of financial condition of the Company has been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The following paragraphs describe our significant accounting policies, including the changes to our accounting policies effective January 1, 2016.

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

Revenue Recognition

The Company charges commissions for executing transactions between buyers and sellers on an agency basis. Commissions revenues are recognized on a trade date basis.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. If there is objective evidence that a loss has been incurred, the amount of loss is measured as the difference between the receivables' carrying amount and the estimated future cash flows. The carrying amount of the asset is reduced through the use of an allowance account.

2. Significant Accounting Policies (continued)

Commissions Receivable (continued)

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account. Receivables are factored on a non-recourse basis to the Parent after thirty days; accordingly there were no write-offs or recoveries during the year. At December 31, 2016, all receivables were factored to the Parent. As a result, there is no net commissions receivable balance at December 31, 2016.

Fair Value

ASC 820, *Fair Value Measurements* ("ASC 820"), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy. At December 31, 2016 the Company did not have any assets or liabilities requiring fair value measurement under ASC 820.

Income Taxes

For the period prior to the Company's conversion to a single-member LLC, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases in accordance with the provisions of ASC 740, *Income Taxes* ("ASC 740"). Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related differences are expected to be recovered or settled. To the extent it is more-likely-than-not that the deferred tax assets will not be recognized, a valuation allowance is established to offset their benefit.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

ASC 740 also provides guidance and prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of uncertain tax positions. Tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. A position that meets this standard is measured at the largest amount of expense or benefit that will more-likely-than-not be realized upon settlement. A liability is established for differences between positions taken in a tax return and amount recognized in the statement of financial condition.

For the period after April 1, 2016, the Company is treated as a disregarded entity for federal and state income tax purposes. As such, the Company does not provide for or pay any U.S. federal, state or local income taxes. All income, expense, gain or loss of the Company flows through to its Parent, TAH.

Going Concern

ASU No. 2014-15, *Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern* (ASU 2014-15) requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. The new standard is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. The adoption of ASU 2014-15 did not materially impact the statement of financial condition.

3. Related-Party Transactions

In 2013, the operations of an affiliate, Tradition Securities and Futures Inc., were moved to the Company as a result a regional reorganization. The business of the affiliated entity is conducted as a division of the Company under the name of Tradition Securities and Futures ("TSAF"). The TSAF division specializes in interest rate swaps, credit derivatives and various other currency related swaps and options.

3. Related-Party Transactions (continued)

The Parent absorbs substantially all operating costs of the Company including global management fees assessed by the Company's ultimate parent, CFT and in return charges the Company a management fee based on actual and allocated expenses.

On November 30, 2013, the Company entered into a "Sales and Servicing Agreement" with an affiliate for business conducted by the TSAF division which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which are aged greater than 30 days are factored to the affiliate on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

On September 30, 2013, the Company entered into a "Sales and Servicing Agreement" with Tradition Financial Services, Inc. which was subsequently amended on August 21, 2014. Under this arrangement, all commissions receivable outstanding at each month end which were aged greater than 30 days were factored to the former parent on a non-recourse basis. The receivables were sold at a discount of 0.75%. The Company also charged a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables.

A royalty agreement was executed in 2014 between the Company and an affiliate in connection with the assumption of the TSAF business. Under the royalty agreement, the Company is assessed a royalty equal to 5% of gross revenue for the benefits derived from Tradition Securities and Futures name.

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. The above mentioned management fees and sales and servicing arrangements are with the same affiliate and the Parent, respectively. As a result, the net payable to affiliate and receivable from Parent included on the statement of financial condition at December 31, 2016 are $200,721 and $375,570, respectively.

CFT charged the Company royalty fees equivalent to a percentage of total revenues (as defined in the Trademark License Agreement) for the use of its registered trademark. There is no balance on the statement of financial condition at December 31, 2016 in connection with this agreement.

3. Related-Party Transactions (continued)

Included in due to affiliates on the statement of financial condition is $86,985 of commissions from customers received for affiliates and commissions billed on behalf of affiliates by the Company. The amounts due are non-interest bearing and are due on demand.

On October 1, 2013, the Company entered into a Commercial Commission Agreement with an affiliate. Under the agreement, the affiliate agrees to execute, bill and service commission receivables from existing non-US customers of the Company. Due from affiliates on the statement of financial condition at December 31, 2016 includes $60,435 in connection with the Commercial Commission Agreement.

The Company is a broker firm participant of Tradition SEF, Inc. ("Tradition SEF"), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all trades facilitated by the Company as required by the CFTC. Included in due from affiliates on the statement of financial condition at December 31, 2016 is $3,125 in connection with this arrangement.

4. Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. The Company records income taxes for financial reporting purposes on a separate company basis. As of March 31, 2016, the Company is treated as a disregarded entity for federal and state income tax purposes. As such, the Company does not provide for or pay any U.S. federal, state or local income taxes. All income, expense, gain or loss of the Company flows through to TAH. The below taxes are for the period prior to the conversion when the Company was taxable as a corporation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company does not have any deferred tax assets or liabilities on its books as of December 31, 2016. The principal reason for the difference between the Company's effective tax rate and the statutory federal income tax rate primarily relates to state and local income taxes.

The Company is required to make an evaluation of its tax positions taken or expected to be taken to determine whether the tax positions are more-likely-than-not of being sustained by the applicable tax authority.

4. Income Taxes (continued)

Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company accounts for any reserves as a component of income tax expense. As of December 31, 2016, the Company did not have any liabilities, interest or penalties related to uncertain tax positions.

The Company is not currently under any federal, state or local jurisdiction audit. The Company does not have unrecognized tax benefits. As of December 31, 2016, the former parent's tax returns for 2013 through 2015 are subject to examination by tax authorities. The Company does not believe that it is reasonably possible that the total amount of unrecognized tax benefits will significantly change within the next 12 months.

5. Regulatory Requirements

The Company is subject to the higher of the net capital requirements of the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1") or the CFTC's Regulation 1.17 ("Regulation 1.17"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payment of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. Rule 15c3-1 requires that the Company maintains minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregated indebtedness. The Company is subject to a minimum net capital requirement of $45,000 under Regulation 1.17.

At December 31, 2016, the Company had net capital of $5,071,839 which was $5,026,839 in excess of its required net capital of $45,000 under Regulation 1.17. The Company's percentage of aggregate indebtedness to net capital was approximately 10% at December 31, 2016.

For cash equity transactions, the Company introduces trades on a fully disclosed basis to the Clearing Broker and is exempt from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

6. Concentration of Credit Risk

At December 31, 2016, the Company's cash and cash equivalents were held at one major financial institution. The aggregate balance of all accounts held by the financial institution is insured up to $250,000 by the Federal Deposit Insurance Corporation.

7. Subsequent Events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued and has noted no significant events since the date of the statement of financial condition.

TFS Derivatives LLC's Exemption Report

TFS Derivatives LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (2)(ii) because the Company introduces cash equities transactions on a fully disclosed basis to a clearing broker.

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

TFS Derivatives LLC

I, Judith A. Ricciardi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Financial & Operations Principal

February 28, 2017

Building a better
working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder of
TFS Derivatives, LLC

We have reviewed management's statements, included in the accompanying Management's Exemption Report , in which (1) TFS Derivatives, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2016 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2017

STATEMENT OF FINANCIAL CONDITION

TFS Derivatives LLC
(A Wholly-Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2016
With Report of Independent Registered Public Accounting Firm